UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission file number: 000-55200

MOODY NATIONAL REIT I, INC.

(Exact name of registrant as specified in its charter)

6363 Woodway Drive, Suite 110

Houston, Texas 77057

(713) 977-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Moody National REIT II, Inc., as successor to Moody National REIT I, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 28, 2017

Moody National REIT II, INC.
(successor to Moody National REIT I, Inc.)

By:	/s/ Brett C. Moody
Brett C. Moody
Chief Executive Officer and President